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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)
                     SOLICITATION/RECOMMENDATION STATEMENT
                                  PURSUANT TO
                              SECTION 14(d)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

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                           BRITE VOICE SYSTEMS, INC.
                           (Name of Subject Company)

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                           BRITE VOICE SYSTEMS, INC.
                       (Name of Person Filing Statement)

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                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

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                                   110411105
                     (CUSIP Number of Class of Securities)

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                              GLENN A. ETHERINGTON
                            CHIEF FINANCIAL OFFICER
                           BRITE VOICE SYSTEMS, INC.
                      250 INTERNATIONAL PARKWAY, SUITE 300
                            HEATHROW, FLORIDA 32746
                                 (407) 357-1000
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

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                                   Copies to:

                              THOMAS P. GARRETSON
                        TRIPLETT, WOOLF & GARRETSON, LLC
                          2959 N. ROCK ROAD, SUITE 300
                             WICHITA, KANSAS 67226
                                 (316) 630-8100

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THIS AMENDMENT AMENDS AND SUPPLEMENTS THE SOLICITATION/RECOMMENDATION STATEMENT
ON SCHEDULE 14D-9 DATED MAY 3, 1999, OF BRITE VOICE SYSTEMS, INC. (THE "COMPANY") FILED IN CONNECTION WITH THE TENDER OFFER STATEMENT ON SCHEDULE 14D-1 OF INTERVOICE ACQUISITION SUBSIDIARY III, INC. (THE "PURCHASER") TO PURCHASE 9,158,155 SHARES OF COMMON STOCK, NO PAR VALUE (THE "SHARES") OF THE COMPANY AS SET FORTH IN THE OFFER TO PURCHASE. THE PURPOSE OF THIS AMENDMENT IS TO CLARIFY THE DESCRIPTION OF THE NEGOTIATIONS LEADING TO THE EXECUTION OF THE MERGER AGREEMENT AND THE DESCRIPTION OF THE CONSIDERATION TO BE RECEIVED IN THE MERGER. CAPITALIZED TERMS NOT DEFINED HEREIN HAVE THE MEANINGS ASSIGNED TO SUCH TERMS IN THE SCHEDULE 14D-9 STATEMENT DATED MAY 3, 1999.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The 25th paragraph of Item 4 -- "The Solicitation or Recommendation" -- (b) "Background Reasons for the Board of Directors' Recommendations", is amended and restated as follows:

     On April 21, 1999, noting recent movements in Parent's stock price, Mr. Brannan contacted Mr. Hammond and indicated that a proposal made on April 18, 1999, which would have fixed the exchange value of the Parent Common Stock at $12 rather than its actual trading price for purposes of computing the exchange ratio of the Shares for Parent Common Stock in the Merger, would not be acceptable. After a lengthy discussion among Mr. Hammond, Mr. Graham, Mr. Brannan and Mr. Etherington, it was agreed that the price to be paid to AT&T to cancel the Warrant, which was not acceptable to AT&T unless it was at least $7,500,000, was an unanticipated additional cost of the transaction which would be split, in part, by the two companies, resulting in a revised offer price of $13.40 per Share. Based on 12,271,928 shares outstanding, Parent agreed to pay $122,719,280 to purchase 9,158,155 shares in the tender offer, with the balance of the Shares to be acquired in the Merger in exchange for Parent Common Stock. Additionally, the executives agreed to recommend a collar between $8 per share and $14 per share, which was centered around the trailing 25-day average price of approximately $11 per share for the Parent Common Stock. The $8 lower collar was fixed at that level in order to insure that Parent would not be required to issue more than 20% of its outstanding Parent Common Stock. Under Nasdaq listing standards, Parent would be required to obtain approval of its shareholders if the transaction were to require Parent to issue more than 20% of its outstanding stock. Both companies believed that the potential delay occasioned by such approval would create an additional element of uncertainty to the proposed transaction that was unacceptable.

     The $8 lower collar also assumed that all outstanding options to purchase Common Stock under the Company's stock option plans would be repurchased by the Company prior to exercise. However, if the Company is unable to repurchase all outstanding stock options and their exercise by optionees prior to the Effective Time would require that Parent issue more than 20% of its outstanding Parent Common Stock, the parties agreed that the $8 lower collar would be adjusted upwards so that the maximum number of Shares required to be issued in such event would be 5,719,877, representing approximately 19.9% of the outstanding Parent Common Stock. If the Purchaser elected to waive the Minimum Condition and purchase less then 9,158,155 shares in the Offer, the cash not used in the Offer would then be applied to the purchase of the remaining Shares outstanding on a prorata basis and the exchange ratio would be adjusted to take into account the amount of cash to be distributed per Share in determining the number of shares of Parent Common Stock to be issued in the Merger. It was understood that if the value of Parent Common Stock is ultimately established below $8 per share or the value is near $8 per share and the Company is unable to obtain cancellation of substantially all of the outstanding stock options, the Merger Consideration would be adversely impacted. Although the formulas proposed for the calculation of the Merger Consideration created uncertainty as to the ultimate consideration to be received in the Merger, the Company's management agreed that they were necessary considering the necessity for maintaining the cash and stock portions of the aggregate consideration at fixed levels.

     The Company believes that the description of the Merger Consideration set forth in the Supplement to the Offer to Purchase dated May 14, 1999, accurately describes the parties' mutual understanding of the types and amounts of the consideration to be delivered in the Merger, and encourages all stockholders to read the Supplement in its entirety.
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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   Exhibit 11            -- Transcript of InterVoice, Inc./Brite Voice Systems, Inc.
                            Conference Call on April 27, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Brite Voice Systems, Inc.

                                            By    /s/ STANLEY G. BRANNAN

                                             -----------------------------------
                                                     Stanley G. Brannan
                                                   Chairman, President and
                                                   Chief Executive Officer

Dated: May 14, 1999
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                               INDEX TO EXHIBITS

      EXHIBIT NO.                                DESCRIPTION
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
       Exhibit 11        -- Transcript of InterVoice, Inc./Brite Voice Systems, Inc.
                            Conference Call on April 27, 1999